                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of January, 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                    1050 Caribbean Way, Miami, Florida 33132
                    (Address of principal executive offices)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

            FORM 20-F          [X]               FORM 40-F       [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

             YES         [ ]                      NO             [X]

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): 82-_____].

                                       Contact: Michael Sheehan (305) 539-6572
                                                Elizabeth Jakeway (305) 539-6127


                             For Immediate Release

                 CELEBRITY CRUISES ANNOUNCES MILLENNIUM DRY DOCK
                        TO CORRECT UNDERPERFORMING MOTOR

MIAMI -- January 24, 2001 -- Celebrity Cruises will place its ship MILLENNIUM in dry dock for two weeks to repair an under-performing electric motor that operates one of the ship's two propulsion units.

         Regrettably, the dry dock will necessitate the cancellation of two one-week Caribbean cruises, scheduled to depart Fort Lauderdale on April 1 and
8. Guests booked on these two cruises will receive a full refund and a 50 percent discount on a future seven-night Celebrity cruise in the Caribbean.

         "We deeply regret the inconvenience these cancellations will cause our guests," said Richard Sasso, president of Celebrity Cruises. "Although the under-performing motor has no impact on our guests' safety or comfort, it has reduced MILLENNIUM'S maximum cruising speed of 24 knots, to 20.5 knots, and has the potential to affect arrival times in certain ports of call. We want to regain that power as soon as possible and the only way to accomplish this is to undertake this repair."

         The electric motor in question is housed within one of the ship's two propulsion pods, located below the surface of the water in the stern of the ship. The motor is responsible for turning one of the ship's two propellers. The motor's under-performance is comparable to an automobile that might have a 14-cylinder motor - operating without two cylinders. The motor can still function, but not at its optimum performance.

         Celebrity Cruises expects the repair costs to be covered under normal warranty provisions. The company is reviewing the issue of lost revenue with the manufacturer.

         A special help desk has been set up to assist guests and travel agents affected by the cancellations. Guests and travel agents needing assistance with individual bookings may call 1-877-200-2897. Those needing assistance with group bookings may call 1-877-200-3235.


                                     1 of 2

         Travel agents with clients on these sailings will have their commissions protected and will receive a $50 rebooking fee. Full details will be provided directly to these agents.

         MILLENNIUM is currently sailing seven-night cruises to the Eastern and Western Caribbean. In late April, MILLENNIUM will reposition to Europe for Mediterranean sailings, and return to the Caribbean in late September.

         Celebrity Cruises is operated by Royal Caribbean Cruises Ltd., a global cruise vacation company that also operates Royal Caribbean International and Royal Celebrity Tours. Celebrity Cruises and Royal Caribbean International have a combined total of 19 ships in service and 10 under construction or on firm order. Royal Celebrity Tours operates cruisetour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on WWW.CELEBRITYCRUISES.COM or WWW.ROYALCARIBBEAN.COM.

                                   # # # # # #




                                     2 of 2

                                      Contact: Lynn Martenstein or Erin Williams
                                               (305) 539-6573 or (305) 539-6153


                              FOR IMMEDIATE RELEASE

   ROYAL CARIBBEAN ANNOUNCES PUBLIC OFFERING OF SENIOR NOTES AND ZERO-COUPON
                            CONVERTIBLE DEBT

MIAMI - (January 25, 2001) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today it has commenced marketing a proposed $350 million senior note public offering. The offering is being lead-managed by Merrill Lynch & Co. as the bookrunner and Goldman, Sachs & Co. as co-lead manager, with Banc of America Securities LLC, First Union Securities, Inc., JP Morgan, Salomon Smith Barney, and Scotia Capital as co-managers.

The company also announced that, simultaneous with the public debt offering, it has commenced marketing a $350 million gross proceeds 20-year Liquid Yield Option(TM) Notes (LYONs)(TM) offering. The LYONs(TM) will be zero-coupon senior notes convertible into Royal Caribbean common stock if the market price of the shares reaches specified thresholds. This issue is being underwritten by Merrill Lynch & Co.

Net proceeds from these offerings will be used by the Company for general corporate purposes, including capital expenditures. The securities are being offered as part of a shelf registration statement previously filed and declared effective with the Securities and Exchange Commission.

Copies of the prospectus relating to the offerings can be obtained from Merrill Lynch & Co., 4 World Financial Center, New York, New York 10080, (212) 499-1000

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 19 ships in service and 10 under construction or on firm order. Royal Celebrity Tours operates cruisetour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on WWW.ROYALCARIBBEAN.COM, WWW.CELEBRITYCRUISES.COM or WWW.RCLINVESTOR.COM.

                                     1 of 1

                                      Contact: Lynn Martenstein or Erin Williams
                                               (305) 539-6573 or (305) 539-6153


                              FOR IMMEDIATE RELEASE

           ROYAL CARIBBEAN PRICES PUBLIC OFFERING OF SENIOR NOTES AND
                          ZERO-COUPON CONVERTIBLE DEBT

MIAMI - (January 29, 2001) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today the pricing of a public offering of $500 million of its 8.75 percent Senior Notes due 2011 at 99.665 percent of the principal amount. The offering is lead-managed by Merrill Lynch & Co. as the bookrunner and Goldman, Sachs & Co. as co-lead manager, with Banc of America Securities LLC, First Union Securities, Inc., JP Morgan, Salomon Smith Barney, and Scotia Capital as co-managers.

The Company also announced that, simultaneous with the public debt offering, it priced a $500 million gross proceeds 20-year Liquid Yield Option(TM) Notes (LYONs) offering. The LYONs are zero-coupon senior notes convertible into Royal Caribbean common stock if the market price of the shares reaches specified thresholds. Each LYON has a yield to maturity of 4.875 percent and is convertible into 11.7152 shares of Royal Caribbean common stock. This issue is underwritten by Merrill Lynch & Co.

Net proceeds from these offerings will be used by the Company for general corporate purposes, including capital expenditures. The securities are being offered as part of a shelf registration statement previously filed and declared effective with the Securities and Exchange Commission.

Copies of the prospectus relating to the offerings can be obtained from Merrill Lynch & Co., 4 World Financial Center, New York, New York 10080, (212) 499-1000.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 19 ships in service and 10 under construction or on firm order. Royal Celebrity Tours operates cruisetour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on WWW.ROYALCARIBBEAN.COM, WWW.CELEBRITYCRUISES.COM or WWW.RCLINVESTOR.COM.

                                     1 of 1

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL CARIBBEAN CRUISES LTD.
                                             (Registrant)


Date:  January 31, 2001                By: /s/ Bonnie S. Biumi
                                           -------------------------------
                                       Bonnie S. Biumi
                                       Vice President and Treasurer